Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Annual Report on Form 40-F/A of our report dated March 26, 2021, with respect to the consolidated balance sheet of Obsidian Energy Ltd. as at December 31, 2020, and the consolidated statements of income (loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2020, included in this Annual Report on Form 40-F/A.

/s/ Ernst & Young LLP

Calgary, Canada

February 28, 2022